MDS Reports First Quarter 2008 Results

Net Revenues up 23%, Adjusted EBITDA up 33%

Toronto, Canada, March 6, 2008 -  MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported its first quarter 2008 results. For the quarter, MDS reported net revenues of $296 million, net income of $17 million and earnings per share from continuing operations of $0.14.  Adjusted EBITDA rose to $40 million, up from $30 million in the prior year.  Adjusted earnings per share were $0.05, down from $0.07 in the prior year.  This solid start to 2008 is primarily driven by improvements at MDS Pharma Services and MDS Analytical Technologies, partially offset by challenges at MDS Nordion.

Quarterly Highlights

•	Delivered $296 million in net revenues, up 23% from $241 million in the prior year.
•	Increased adjusted EBITDA to $40 million, up 33% from $30 million in the prior year.
•	Reported adjusted earnings per share of $0.05, down from $0.07 in the prior year impacted by $0.08 of intangible amortization from the Molecular Devices acquisition.
•
MDS Pharma Services delivered $146 million in total revenues and $6 million in adjusted EBITDA, up from $1 million in the prior year with new business wins at $177 million up 32% over the prior quarter.

•	MDS Nordion delivered $60 million in revenues, down 10% in the quarter impacted by a medical isotope supply disruption and light cobalt shipments.
•	MDS Analytical Technologies delivered $116 million in revenues and $27 million in adjusted EBITDA with the highest quarterly revenue in Molecular Devices history.
•	MDS repurchased and cancelled 252,000 Common shares for $5 million under its Normal Course Issuer Bid.

“We are off to a solid start in the first quarter with double-digit growth in both net revenues and adjusted EBITDA,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.  “I am very pleased with the performance of the Molecular Devices acquisition which continues to perform strongly, setting new records in revenue.  I am also encouraged by the accelerating pace of new business wins at MDS Pharma Services which we expect to result in revenue growth in the second half of 2008.”

Operating Segment Results

MDS Pharma Services

				% Change
($ millions)		Q1 2008	Q1 2007	Reported
Net Revenue: Early-stage Late-stage		63 57	66 55	(5%) 4%
		$120	$121	(1%)
Reimbursement revenues		26	23
Total revenues		$146	$144	-
Adjusted EBITDA:
		$6	$1	500%
	%	5%	1	-

For the first quarter, MDS Pharma Services net revenues declined 1% over the prior year.  Adjusted EBITDA was $6 million compared to $1 million last year, an improvement of $5 million year-over-year, driven primarily by savings from 2007 restructuring activities.

MDS Pharma Services initiated the reporting of certain non-GAAP measures for new business wins and period ending backlog, to track confirmed contracts to which customers have committed within the period.  New orders increased to $177 million representing three quarters of sequential improvements and are up 32% from last quarter.  Contract cancellations were $37 million in the quarter leaving a quarter-ending backlog of $395 million, down 16% year-over-year and up 5% sequentially.

As of the end of the first quarter, MDS Pharma Services has implemented 90% of its restructuring initiatives announced in the second quarter of last year and is well positioned to accelerate profitable growth with higher second half revenues coupled with a lower cost base.

In January, MDS Pharma Services opened its 300-bed expansion of a Phase I facility in Phoenix, Arizona and is now conducting trials.  As well, MDS Pharma Services launched Apollo, a new study management system for central lab customers which is designed to improve efficiency and enable MDS to deliver its brand promise of on-time, high-quality service.

MDS Nordion
				% Change
($ millions)		Q1 2008	Q1 2007	Reported
Revenue		$60	$67	(10%)
Adjusted EBITDA:
		$11	$20	(45%)
	%	18%	30	-

MDS Nordion’s revenues for the first quarter were $60 million, down 10% from the prior year driven by a disruption in medical isotope supply and light cobalt shipments. Adjusted EBITDA was $11 million compared to $20 million in the first quarter of 2007.  This decrease includes $5 million in unfavourable impact from the medical isotope disruption and a $4 million non-cash charge to account for foreign exchange impact on supply agreements.

During the quarter, MDS Nordion announced the sale of two non-strategic product lines.  This sale is expected to close in the second quarter of 2008.

MDS Analytical Technologies
				% Change
($ millions)		Q1 2008	Q1 2007	Reported
Revenue		$116	$53	119%
Adjusted EBITDA:
		$27	$12	125%
	%	23%	23	-

MDS Analytical Technologies delivered $116 million in revenues, a 119% increase over prior year and $27 million in adjusted EBITDA, a 125% year-over-year increase.

Sciex contributed $60 million in revenues and $16 million in adjusted EBITDA in the first quarter, up 13% and 33% from the prior year respectively.  Mass spectrometry end user revenue grew 5% compared to the same period last year.

Molecular Devices (MD) contributed $56 million in revenues and $11 million in adjusted EBITDA.  This is the highest quarterly revenue for MD in its history.  We remain on track to exceed our first year commitments for the MD acquisition.

Conference Call
MDS will be holding a conference call today at 9:30 am EST to discuss first quarter 2008 results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

MDS Annual Shareholders Meeting
MDS will be holding its annual shareholders meeting today for shareholders of record at 4:00 pm EST in Toronto. The AGM will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,500 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS's actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS's products, the degree of market penetration of its products, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to cancel certain contracts, the strength of the Canadian and US economies, the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and US securities regulatory authorities from time to time, including MDS's quarterly and annual MD&A, annual information form, and annual report on Form40-F for the fiscal year ended October 31, 2007 filed with the Securities & Exchange Commission.

Also note that all financial data is now shown on a US GAAP basis. MDS converted to US GAAP reporting with the filing of its 2007 annual report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

The use of non-GAAP measures including terms such as net revenues, adjusted EBITDA, adjusted EPS, new orders and backlog are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS's use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS's financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for 2007 actual results to GAAP financial results in the MD&A of its 2007 annual report.

For further MDS information contact:
Investor Inquiries
Kim Lee
Director, Investor Relations
416-675-6777 ext. 32606
kim.lee@mdsinc.com

Media Inquiries
Lesley Beneteau
Manager, External Communications
416-675-6777 ext. 32265
lesley.beneteau@mdsinc.com

Management’s Discussion and Analysis

March 5, 2008

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2008 and its financial position as at January 31, 2008.  This MD&A should be read in conjunction with the unaudited consolidated financial statements and notes that follow.  In 2007, MDS chose to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company restated to US GAAP its previously filed financial statements for the four quarters of 2007.  With US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian generally accepted accounting principles (Canadian GAAP).  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for  fiscal 2008 and 2009.  The results discussed in this MD&A are based on US GAAP.  To supplement the US GAAP MD&A included in this document, please refer to our separately filed Canadian Supplement to this MD&A that restates, based on financial information of MDS reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.

For additional information and details, readers are referred to the 2007 annual financial statements and MD&A for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended January 31, 2008. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of our clients’ exercising rights to cancel certain contracts; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

 We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted net income, adjusted earnings per share (EPS); operating working capital; net revenue; new orders and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that have not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be  communicated in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.  As at January 31, 2008, we have started to report new orders, which are the confirmed contracts that we have received a customer commitment for within the interim period.  We have also started to report period ending backlog which measures our backlog at the period ending date and we continue to reported average backlog which is the average of the three month end backlog balances for the interim period.

Substantially all of the Sciex brand products of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.   Under US GAAP, we report our direct revenues from sales to the joint ventures as revenues and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

Tabular amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of US GAAP
Effective with the reporting of our fiscal 2007 annual results, we adopted US GAAP as our primary reporting standard for our consolidated financial statements. We have adopted US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies. All figures for prior periods contained in these documents have been revised to reflect the adoption of US GAAP as our reporting standard.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization, and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  The results of discontinued operations relate to the diagnostics business we sold in 2007.  All financial references for the prior year have been restated to reflect this treatment.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

	First Quarter

	2008	2007
Total revenues	$322	$264
Reimbursement revenues	(26)	(23)
Net revenues	$296	$241

Income from continuing operations	17	-
Income taxes (recovery) expense	(7)	3
Net interest expense	-	2
Depreciation and amortization	27	14
EBITDA	37	19
Restructuring charges, net	-	13
Acquisition integration and in-process R&D	3
Loss (gain) on sale of assets/investments	2	(2)
Gain on interest rate swap	(2)
Adjusted EBITDA	$40	$30
Adjusted EBITDA margin	14%	12%

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 23% on a reported basis to $296 million for the first quarter of 2008 compared to $241 million last year. The Molecular Devices (MD) business of MDS Analytical Technologies, which was acquired in the second quarter of 2007, added $56 million of net revenue in the quarter, its highest quarter to date, and that led net revenue for MDS Analytical Technologies to more than double compared to that of the first quarter of 2007. MDS Pharma Services net revenues decreased 1% compared to the same period in 2007, with slight growth in late-stage net revenues being offset by a decline in early-stage net revenues. MDS Nordion net revenues were down 10% compared to the same period in 2007, due primarily to a medical isotope supply disruption and lower cobalt shipments.  Foreign exchange impacts increased net revenue in the first quarter of 2008 compared to the first quarter of 2007 by approximately $25 million.

Income from continuing operations for the first quarter of 2008 was $17 million compared to nil reported for the same period in 2007.   The first quarter of 2008 included $12 million in expenses for integration and amortization related to MD and a $11 million gain on deferred taxes related to a reduction in future income tax rates by the Canadian government.

Adjusted EBITDA for the quarter was $40 million, up 33% compared to $30 million reported for last year. MD contributed $11 million of adjusted EBITDA in the first quarter of 2008.  MDS Pharma Services delivered $5 million of improvement in adjusted EBITDA; MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, with and without the impact of the MD acquisition; and, MDS Nordion was adversely impacted by approximately $5 million from the medical isotope supply disruption, lower cobalt shipments and an embedded derivative loss of $4 million in the first quarter of 2008 (nil in 2007).  In the first quarter of 2008, a $7 million gain was recorded relating to certain stock-based compensation programs, primarily as a result of a reduction in MDS’s stock price, compared to a $1 million gain in 2007.  Primarily due to the strengthening of the US dollar relative to the Canadian dollar from our fiscal year end to January 31, 2008, we recorded a $4 million gain from the impact of foreign exchange on certain monetary assets and liabilities up $1 million from the first quarter of 2007.  However, in the first quarter of 2008 we also experienced a negative impact of approximately $3 million on adjusted EBITDA from the net impact of foreign exchange, on our operations, due to the decline of the US dollar, from the first quarter of 2007 to the first quarter of 2008.

Adjustments reported for the quarter in 2008 include a $4 million loss associated with the expected sale of MDS Nordion’s beam therapy and self-contained irradiator product lines, a $2 million gain resulting from the settlement of a mortgage that in 2000 had been determined to be uncollectible at that time, $2 million of costs related to the acquisition and integration of MDS Analytical Technologies, $1 million of in-process research and development (in-process R&D) related to an acquisition within the quarter, and a $2 million gain resulting from the settlement of interest rate swaps. In 2007, adjustments reported for the quarter included restructuring costs totalling $13 million, of which $8 million related to ongoing profit improvement initiatives in MDS Pharma Services, and $5 million related to transition of our information technology infrastructure and support to a new provider.  The other adjusting item in the first quarter of 2007 was a $2 million gain realized on the sale of our debt interest in Hemosol Corp.

Selling, general, and administration (SG&A) expenses for the quarter-totalled $64 million, and represents 22% of net revenues compared to $54 million and 22% respectively, in the same period last year.  The increase in SG&A spending is a result of the addition of MD and foreign exchange which was partially offset by lower stock-based compensation expense, and spending on the FDA issue in the first quarter of 2007.

We spent $20 million on R&D activities in the first quarter of 2008 compared to $12 million in the first quarter of 2007.  The increase in spending is a result of the additional MD spending and higher investment related to the Sciex brand products of MDS Analytical Technologies.

Consolidated depreciation and amortization expense increased $13 million in the first quarter of 2008 compared to the same period last year.  The increase is principally related to the amortization of intangible assets associated with the MD acquisition.  Capital expenditures for the quarter were $13 million compared to $9 million in the first quarter of 2007.

Reported earnings per share from continuing operations were $0.14 for the quarter, compared to nil in the first quarter of 2007.  Adjusted earnings per share from continuing operations for the quarter were $0.05 compared to $0.07 earned in the same period last year.  In addition to the adjusting items affecting adjusted EBITDA that were described earlier, adjusting items include a $0.09 reduction in our deferred tax liabilities due to the enactment of income tax rate reductions in Canada.  Earnings per share from discontinued operations were nil compared to $0.11 for 2007.  Results from discontinued operations include only the results of the diagnostics business that we sold in 2007.   Adjusted net income and adjusted earnings per share for the two periods were as follows:

	Net income		Earnings per share
	2008	2007	2008	2007
From continuing operations – as reported	$17	$-	$0.14	$-
Adjusted for – after tax:
Restructuring charges, net	-	11	-	0.08
Acquisition integration and in-process R&D	2	-	0.02	-
Gain on sale of business and long-term investments	-	(1)	-	(0.01)
Gain on interest rate swaps	(2)	-	(0.02)
Tax rate changes	(11)	-	(0.09)	-
Adjusted	$6	$10	$0.05	$0.07

MDS Pharma Services

Financial highlights

	First Quarter
		% of net		% of net
	2008	revenues	2007	revenues
Early-stage	$63	53%	$66	55%
Late-stage	57	47%	55	45%
Net revenues	120	100%	121	100%
Reimbursement revenues	26		23
Total revenues	$146		$144
Cost of revenues	(88)	(73%)	(89)	(74%)
Reimbursed expenses	(26)		(23)
Selling, general, and administration	(29)	(24%)	(33)	(26%)
Depreciation and amortization	(9)	(8%)	(8)	(7%)
Restructuring charges - net	-	-	(8)	(7%)
Other income (expense)	5	4%	2	2%
Operating loss	(1)	(1%)	(15)	(12%)
Adjustments:
Restructuring charges – net	-	-	8	7%
Gain on settlement	(2)	(2%)	-	0%
Depreciation and amortization	9	8%	8	7%
Adjusted EBITDA	$6	5%	$1	1%
Margins:
Gross margin	27%	-	26%	-
Adjusted EBITDA	5%	-	1%	-
Capital expenditures	$6		$2

MDS Pharma Services net revenues declined 1% as reported.  The impact on revenue of the change in foreign exchange rates from the first quarter of 2007 to the first quarter of 2008 was an increase of approximately $9 million or 7%. Both our early-stage and late-stage businesses had lower revenue excluding the impact of foreign exchange. The late-stage decline was primarily a result of contract cancellations related to failures of compounds that occurred in the current and prior quarters. While we have seen an increase in early-stage orders, the timing of service delivery relative to our capacity did not allow us to convert these orders into revenue in the quarter and this business continued to show declines versus the prior year.

New orders in the first quarter of 2008 of $177 million were up 32% sequentially and were higher than any quarter in 2007; however, we also experienced a high level of contract cancellations relating to compound failures affecting our late-stage businesses. As order cancellations occurred early in the quarter and order receipts were higher at the end of the quarter, we saw an overall decrease in our average monthly backlog to $360 million, down $25 million from the fourth quarter of 2007 and down 20% compared to the first quarter of 2007. Despite these cancellations and given the strength of new orders, our quarter end backlog increased sequentially by $20 million to $395 million.

New orders and backlog	New Orders	Average Backlog	Period Ending Backlog
Fiscal 2007 – Quarter 1	$159	$450	$472
Quarter 2	103	450	428
Quarter 3	119	420	408
Quarter 4	134	385	375
Fiscal 2008 – Quarter 1	177	360	395

MDS Pharma Services had an operating loss of $1 million for the quarter, compared to a loss of $15 million for the same period last year.  This reduction in operating loss was driven by lower costs in the first quarter of 2008 resulting from  the restructuring actions taken in 2007; a $2 million reduction in stock-based compensation costs in the first quarter of 2008; a $2 million gain related to the settlement of a mortgage that in 2000 had been determined uncollectible and a $3 million foreign currency gain on the revaluation of certain assets and liabilities in the quarter, compared to a $2 million gain the first quarter of 2007.  As well, in the first quarter of 2007, our operating loss reflects $8 million of restructuring charges and $4 million of spending on the US Food and Drug Administration (FDA) review of our Montreal bioanalytical operations.  In the first quarter of 2008 there was no impact to operating income from these items, although we did spend $2 million on the FDA matter and it was charged to the reserve we established for this purpose in the second quarter of 2007.  Partially offsetting these reductions in our operating loss was the lower amount of gross profit associated with the net revenue declines, excluding the impact of foreign exchange, described in our discussion of net revenues, and the negative impact of foreign exchange on our operations resulting from the decline in the US dollar from the first quarter of 2007 to the first quarter of 2008 of approximately $3 million.

Adjusted EBITDA for MDS Pharma Services for the first quarter of 2008 was $6 million, up substantially from $1 million for the first quarter of 2007 driven by restructuring savings and the other items described above, except that the $2 million gain on the mortgage settlement in the first quarter of 2008 and the $8 million restructuring charges in the first quarter of 2007 were adjusting items.

SG&A of $29 million in the first quarter of 2008 was $4 million lower than the first quarter of 2007 due to $2 million of lower stock-based compensation and productivity, partially offset by the negative impact of foreign exchange on spending from the strengthening of the Canadian dollar, British pound and the euro over the same period.

During the first quarter of 2008, we continued to implement our restructuring plan announced in 2007.  These plans are now 90% complete with the balance of actions expected to be substantially completed in  the second quarter of 2008.

During the first quarter of 2008, we opened a new 300 bed facility in Phoenix, Arizona to expand our capacity to deliver early-stage services to both pharmaceutical and biotech clients.  Our late-stage business also launched a new proprietary software application to allow our clients real-time access to their study data. This new application will benefit our customers both in terms of efficiency and standardization in study management.

Capital expenditures in the pharmaceutical services segment were $6 million compared to $2 million in the first quarter of 2007.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all required site audits for generic customers.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA.  Although we are not yet able to fully assess the potential impact of possible, if any, foreign regulatory actions, we are satisfied with the progress of our discussions with these regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $13 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe that the remaining reserve of $52 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

MDS Nordion

Financial highlights

	First Quarter
		% of net		% of net
	2008	revenues	2007	revenues
Product revenues	$59	98%	$67	100%
Service revenues	1	2%	-	-
Net revenues	60	100%	67	100%
Cost of product revenues	(34)	(57%)	(34)	(51%)
Cost of service revenues	-	-	(1)	(2%)
Selling, general, and administration	(11)	(18%)	(11)	(16%)
Research and development	-	-	(1)	(2%)
Depreciation and amortization	(3)	(5%)	(3)	(4%)
Other expense	(8)	(13%)	-	-
Operating income	4	7%	17	26%
Adjustments:
Loss on sale of business	4	7%	-	-
Depreciation and amortization	3	5%	3	4%
Adjusted EBITDA	$11	18%	$20	30%
Margins:
Gross margin	43%	-	47%	-
Adjusted EBITDA	18%	-	30%	-
Capital expenditures	$3		$1

MDS Nordion revenues were down $7 million or 10% from the first quarter of 2007 on a reported basis. The decline of the US dollar in the first quarter of 2008, compared to the first quarter of 2007, increased reported revenue by approximately $9 million. The $16 million decline, net of foreign exchange impacts was due to a disruption in supply of medical isotopes at our supplier’s reactor; lower shipments of Cobalt, largely as a result of shipping delays in Asia, which we expect to recover in the middle of the fiscal year; and the revenues for 2007 included $2 million related to deferred revenue associated with the 2004 cancellation of a supply agreement.

Operating income was $4 million compared to $17 million last year and adjusted EBITDA was $11 million in the first quarter of 2008, down $9 million compared to the first quarter of 2007.   The reduction in operating income and adjusted EBITDA was primarily a result of a $5 million decrease from the medical isotope supply disruption, lower Cobalt shipments, and 2004 cancellation of the supply agreement noted above.  In addition, there was $4 million related to a non-cash loss on embedded derivatives in the first quarter of 2008 which is included in other expense.  These reductions were partially offset by foreign exchange and lower R&D expense versus the first quarter of 2007.  In the first quarter of 2008, the adjusting item in the amount of $4 million relates to the loss we recorded on the previously announced sale of the MDS Nordion external beam therapy and self-contained irradiator product lines, which is described below in more detail.

SG&A of $11 million in the first quarter of 2008 was level with the first quarter of 2007.

Capital expenditures in the MDS Nordion segment for the quarter were $3 million primarily related to increased capacity for our Glucotrace® product in Europe, compared to $1 million last year.

In the quarter, we announced the signing of an agreement to sell our external beam therapy and self-contained irradiator product lines. The sale is a key part of MDS Nordion’s strategy to strengthen its position as a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion’s external beam therapy and self-contained irradiator product lines. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. In the first quarter of 2008, we are reporting a loss on disposal of this business in the amount of $4 million, including all costs to sell the product lines.  The operating results of these product lines will be reported in the MDS Nordion segment up to the transaction closing date.

MDS Analytical Technologies

Financial highlights

	First Quarter
		% of net		% of net
	2008	revenues	2007	revenues
Product revenues	$92	79%	$38	72%
Service revenues	24	21%	15	28%
Net revenues	116	100%	53	100%
Cost of product revenues	(61)	(53%)	(37)	(70%)
Cost of service revenues	(4)	(3%)	-	-
Selling, general, and administration	(19)	(16%)	(6)	(11%)
Research and development	(20)	(17%)	(11)	(21%)
Depreciation and amortization	(15)	(13%)	(3)	(5%)
Other expense	(2)	(2%)	(1)	(2%)
Operating loss	(5)	(4%)	(5)	(9%)
Adjustments:
Acquisition integration and in-process R&D	3	3%	-	-
Equity earnings	14	12%	14	26%
Depreciation and amortization	15	13%	3	6%
Adjusted EBITDA	$27	23%	$12	23%
Margins:
Gross margin	44%		30%	-
Adjusted EBITDA	23%		23%	-
Capital expenditures	$2		$3

The Sciex brand channel of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  We use the equity method of accounting for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income from the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, these earnings are not included in operating income.

MDS Analytical Technologies reported revenues of $116 million for the first quarter of 2008, compared to $53 million for the same period last year. First quarter revenues for the current year include $56 million of revenues from the MD brand channel.  This is the highest quarterly revenue for MD yet reported, and with $194 million in revenue since the acquisition, MD has already exceeded our first year target of $190 million in revenue after only ten months. MD revenues were up $4 million or 8% compared to the same three-month period in 2007, which was prior to the date when MDS acquired the business.

Sciex revenues were up $7 million or 13%.  Sciex revenues are primarily from the sale of products, and SG&A and R&D services to its joint ventures, and $6 million of the revenue increase was related to foreign exchange.  End-user revenues for Sciex products grew 5% in the first quarter compared to the same period last year and the small molecule markets continued to be an area of strength for the business. Our high-end triple-quad and ion-trap mass spectrometer instruments have maintained strong sales momentum, across most markets.  Good strength in mass spectrometer sales from our core LC/MS products was augmented by continued strength from our ICP/MS product line.

The operating loss for MDS Analytical Technologies for the first quarter of 2008 was $5 million, level with the first quarter of 2007. On an operating income basis, MD lost $2 million in the first quarter because of the acquisition-related items which partially offset the $2 million improvement in Sciex performance.  Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures were $14 million for the first quarter of 2008, and level with the first quarter of 2007.

Adjusted EBITDA for the quarter was $27 million compared to $12 million last year.  Excluding the $11 million of growth attributable to the acquisition of MD, adjusted EBITDA grew by 33% largely as a result of improved gross margins.  In the first ten months of ownership by MDS, MD has delivered $44 million in adjusted EBITDA on target to meet or exceed our expectations of $45 - $50 million in adjusted EBITDA for the first full year of MDS ownership.  The two adjustments in the first quarter of 2008 are $2 million of MD acquisition and integration costs and $1 million of in-process R&D expense associated with a small technology acquisition described below.  There were no adjustments in the prior year.

Increased SG&A and R&D expenses in MDS Analytical Technologies for the first quarter of 2008 primarily reflects the addition of the MD business and the increased R&D investment related to the Sciex brands. Depreciation and amortization expense was also up, reflecting $10 million for amortization of intangible assets acquired as part of the MD acquisition, plus the inclusion of depreciation on MD property, plant, and equipment.  Capital expenditures were $2 million in the first quarter of 2008, compared to $3 million in the first quarter of 2007.

During the first quarter of 2008, MDS Analytical Technologies acquired a small company that was in the process of developing a complimentary product for our MD portfolio.

Corporate and Other
Financial highlights

	First Quarter
	2008	2007
Selling, general, and administration	$(5)	$(4)
Restructuring charges	-	(5)
Other income	1	3
Operating loss	(4)	(6)
Adjustments:
Gain on sale of business and investments	-	(2)
Restructuring charges	-	5
Adjusted EBITDA	$(4)	$(3)

Corporate SG&A expenses were $1 million higher this year compared to 2007 due to the impact of foreign exchange on our Canadian dollar spending and increased costs within our finance function including our costs to convert to US GAAP, which was partially offset by $2 million of lower stock based compensation expense.

The 2007 adjustments include restructuring charges related to the transition of IT support and infrastructure to a new provider and a gain of $2 million as a result of selling a debt interest in Hemosol Corporation.  There were no adjusting items in 2008.

Net interest expense was nil in the first quarter of 2008, compared to $2 million in the first quarter of 2007 due to higher interest income in 2008.  In addition, in the first quarter of 2008, we recorded a $2 million gain on the settlement of interest rate swaps.  Net interest expense and the swap gain are not included in our operating income or adjusted EBITDA.

Income Taxes
In the quarter we recorded a net $11 million reduction in our deferred tax liabilities due to the enactment of income tax rate reductions in Canada.   In addition, the favourable impact of tax credits relating to eligible research and development reduced the taxes we reported in the quarter by approximately $1 million.  Our expected taxes for the quarter were $4 million based on the $10 million of income before income taxes we reported from continuing operations. However, due largely to the above adjustments we reported a tax recovery of $7 million for the quarter.

Discontinued Operations
Income from discontinued operations for fiscal 2007 reflects only the results of our remaining diagnostics businesses. We sold the diagnostics business in the second quarter of 2007 and there is no income from discontinued operations in 2008.

Three months ended January 31
2007
Net revenues	$75
Cost of revenues	(46)
Selling, general and administration	(8)
Operating income	21
Income taxes	(3)
Minority interest	(3)
Equity earnings	1
Income from discontinued operations	16
Basic EPS from discontinued operations	$0.11

Liquidity and Capital Resources

	January 31, 2008	October 31, 2007	Change
Cash, cash equivalents and short-term investments	$144	$337	(57%)
Operating working capital[1]	$113	$59	93%
Current ratio (excludes net assets held for sale)	1.7	1.6	6%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the first quarter, $193 million of cash was utilized for $89 million of scheduled long-term debt principal and interest repayments that were due in the quarter, $57 million of income taxes related to the 2007 gain on the sale of the diagnostics business and an increase in operating working capital as a result of year end compensation payouts and decreases in our accounts payable balances principally related to lower capital expenditures in the first quarter.  In addition, there was a $43 million reduction in cash from the effect of foreign exchange rate changes in the quarter.  The increase in the current ratio is primarily attributable to the reduction of current liabilities related to the payment of long term debt and income taxes payable.

We expect to have net operating cash inflows for the remainder of fiscal 2008.  Expected cash outflows include FDA–related reimbursements to our customers and the payment of severance obligations associated with our remaining restructuring activities. In addition to cash generated by operations and cash on hand, we have available a C$500 million, five-year, committed, revolving credit facility, that expires in July, 2010, to fund our liquidity requirements. There were no borrowings under this facility as at January 31, 2008.

Cash provided by investing activities for continuing operations totalled $92 million for the first quarter of 2008, compared to inflows of $107 million for the first quarter of 2007, principally from the sale of short-term investment of $101 million in the first quarter of 2008, compared to $126 million in the same period in 2007.  Capital expenditures for the quarter totalled $13 million, compared to $9 million of expenditures in the first quarter of 2007, and $28 million of expenditures in the fourth quarter of 2007.

Financing activities (excluding discontinued operations) used $83 million of cash in the quarter, primarily for scheduled debt repayments, compared to $4 million in the prior year.  We made purchases of $5 million under our existing Normal Course Issuers Bid during the quarter which retired 0.3 million shares representing less than 1% of our outstanding Common shares. Cash used in financing activities for the prior year included a $3 million dividend payment.

We continue to hold $15 million, net of a $2 million provision, of asset-backed commercial paper (ABCP) in long-term investments.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for operations, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and potential acquisitions in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2007, and other than the repayment of long-term debt that came due in the quarter, there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by these banks to assist in the determination of the fair market values of the financial instruments.

We also have embedded derivatives as a result of long term contracts, such as the cobalt supply agreements with our Russian supplier that are denominated in US dollars.

During the quarter we settled our outstanding interest rate swaps and no longer hold any interest rate derivatives.  The net mark-to-market value of all derivative financial instruments at January 31, 2008 was nil.  The net mark-to-market value of our embedded derivatives as at January 31, 2008 was nil.

Capitalization
	January 31, 2008	October 31, 2007	Change
Long-term debt	$301	$384	(22%)
Less: cash and cash equivalents and short-term investments	(144)	(337)	(57%)
Net debt	157	47	234%
Shareholders’ equity	1,834	1,897	(3%)
Capital employed[1]	$1,991	$1,944	2%
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $83 million due to the $80 million repayment of long term debt and the revaluation of our Canadian dollar denominated long-term debt to reflect the strength of the US dollar at the end of the first quarter of 2008, compared to our 2007 fiscal year-end.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.  Net revenue is a non-GAAP measure.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Jan 2008	Oct 2007	Jul 2007	Apr 2007
Net revenues	$1,174	$296	$307	$308	$263
Operating income (loss)	$(105)	$(6)	$1	$(4)	$(96)

Income (loss) from continuing operations	$(16)	$17	$15	$7	$(55)
Net income	$774	$17	$13	$7	$737
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.08)	$0.14	$0.12	$0.06	$(0.40)
Earnings per share
Basic	$5.67	$0.14	$0.11	$0.05	$5.37
Diluted	$5.65	$0.14	$0.11	$0.05	$5.35
[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Jan 2007	Oct 2006	Jul 2006	Apr 2006
Net revenues	$966	$241	$250	$241	$234
Operating loss	$(69)	$(9)	$(3)	$(21)	$(36)

Income (loss) from continuing operations	$9	$-	$12	$(2)	$(1)
Net income	$90	$16	$45	$14	$15
Earnings (loss) per share from continuing operations
Basic and diluted	$0.06	$0.00	$0.08	$(0.01)	$(0.01)
Earnings per share
Basic and diluted	$0.62	$0.11	$0.30	$0.10	$0.11

Items that impact the comparability of operating income include:
•	Results for the quarter ended January 31, 2008 reflect a $11 million gain from the reduction of future Canadian income tax rates.
•
Results for the quarter ended April 30, 2007 reflect a $791 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of MD, $61 million of charges related to assisting clients in respect of the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $36 million resulting from the completion of the MAPLE settlement.

Outlook

The improved profitability at MDS Pharma Services in 2007 was a first step towards moving this division to industry-level performance.  We believe that the majority of customer site audits required by the FDA have been substantially completed and all associated costs are expected to be covered by the remaining balance of our FDA provision.   By the end of the first quarter, the business had implemented 90% of the restructuring initiatives announced in the first half of 2007. As many of these initiatives were completed in the second half of 2007, the majority of the benefits are expected to be realized in 2008. We also invested heavily in new or expanded capacity in our core services to accelerate growth in key global markets. These investments include a significant expansion of our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing technology and systems designed to achieve our On-Time, High-Quality brand promise. In mid-2007, we also launched efforts to strengthen our business development teams.  This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business.  We are encouraged by the increase in new orders over the past three quarters, including the $177 million in new orders reported in the first quarter of 2008.  We expect adjusted EBITDA in this business to benefit further in fiscal 2008 because of the actions we have taken in 2007 and early 2008.

Although we have been pleased with the increasing  level of new contract awards, we also experienced a higher than normal rate of contract cancellations in our late-stage business during the second half of 2007 and these have continued as we enter fiscal 2008. As noted in our previous MD&A discussion, these cancellations have resulted largely from adverse events associated with the compounds affected, which is an industry risk more fully described in our Annual Information Form.  These contract cancellations have resulted in reduced revenue, and adjusted EBITDA during the first of 2008 will result in a reduction in the rate of revenue growth for our late-stage business in 2008, particularly in the first half compared to what we experienced in 2007.  In spite of these cancellations, our focus on bidding on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog.  With our higher quality backlog, our increased focus on business development and our streamlined cost structure, we expect profitable growth to accelerate in the second half of 2008.

MDS Nordion was impacted in the first quarter of 2008 by a disruption in supply of medical isotopes, due to the shutdown of our supplier’s reactor and by the impact of cobalt shipment delays in the Asia region.  The supply of medical isotopes stabilized in December and we expect the cobalt to be delivered in the middle of our fiscal year.  We expect MDS Nordion to return to more traditional levels of revenue and adjusted EBITDA starting in the second quarter of 2008.  We remain encouraged by the ongoing global expansion of our Therasphere® product line and continue to seek new partnerships for growth in medical isotopes. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term. We are encouraged by the projected outlook for expected growth in our global markets, and we are focusing on being positioned in these markets to capitalize on these opportunities.

Our integration of MDS Analytical Technologies is tracking well to plan and the MD business has exceeded our first year target of $190 million in revenue, reaching $194 million at the end of the first quarter of 2008. MD adjusted EBITDA has reached $44 million at the end of the first quarter of 2008 and we expect to meet or exceed our first year target for adjusted EBITDA of between $45 million and $50 million. Global demand for Sciex brand mass spectrometers also remains strong.  We anticipate continued growth in adjusted EBITDA margins at MDS Analytical Technologies as we complete our integration and migrate additional  production capabilities to Asia. The addition of MD in 2007 provides a global sales and marketing capability not previously available to us and we are taking steps to leverage this new potential.

We are pleased by the pace of new product launches for both our Sciex and MD brands, and we expect to continue to drive innovation in this business next year. In the first quarter of 2008, we also acquired a business that is developing new technology to compliment our existing product and development initiatives.  Our strategy of in-house innovation, combined with the disciplined acquisition of new technologies should help us to meet our customer’s future needs.

Canadian GAAP Reconciliation
Note 19 to our consolidated financial statements for the first quarter of 2008 contains a reconciliation of results reported in US GAAP to the results based on Canadian GAAP.  The material reconciling items for net income in the quarter are deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP, a difference in the methodologies used to value certain stock-based compensation programs and certain contracts that under US GAAP have an embedded derivative associated with them.  In the first quarter of 2007 the differences relate to deferred development costs and stock-based compensation plans.

Our Canadian Supplement to this MD&A provides descriptions and reconciliations of the material differences between this MD&A based on US GAAP and the financial information for the quarter based on Canadian GAAP

Accounting Changes
In July 2006, the US Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 was adopted by the Company in the first quarter of fiscal 2008.  We adopted FIN 48 in the first quarter of 2008 and as a result we did not have to record a change to liabilities for uncertain tax positions.  For additional information see Note 2 of our unaudited interim financial statements.

Recent accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions occurring after October 31, 2009.

Also in December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51”.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on our consolidated results of operations and financial condition.

Internal Control over Financial Reporting
As a result of our internal controls review during the preparation of our 2007 annual financial statements, we concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans.  As this error resulted in a material audit adjustment to our statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we concluded that this constituted a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.  Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an ongoing basis and will upgrade and enhance internal control over financial reporting as needed.

To address the identified material weakness, management implemented measures in the first quarter of 2008 to remediate the control deficiency, including review of certain stock-based incentive compensation plans with third-party compensation experts  and the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party accounting experts.  These measures have strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented prior to the preparation of these interim financial statements for the quarter ended January 31, 2008 and will be subject to the Company’s assessment of internal controls in fiscal 2008.

Consolidated Statements of Financial Position [Unaudited]

As at January 31 with comparatives at October 31 [millions of US dollars]	2008	2007
Assets
Current Assets
Cash and cash equivalents	$144	$235
Short-term investments	-	102
Accounts receivable, net	275	287
Unbilled revenue	105	99
Inventories, net	108	128
Income taxes recoverable	54	54
Current portion of deferred tax assets	54	45
Prepaid expenses and other	32	22
Assets held for sale	29	1
Total Current Assets	801	973

Property, plant and equipment, net	364	386
Deferred tax assets	3	4
Long-term investments and other	267	290
Goodwill	774	782
Intangible assets, net	549	583
Total Assets	$2,758	$3,018

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$300	$384
Deferred revenue	75	71
Income taxes payable	30	57
Current portion of long-term debt	20	94
Current portion of deferred tax liabilities	20	10
Liabilities related to assets held for sale	14	-
Total Current Liabilities	459	616

Long-term debt	281	290
Deferred revenue	15	17
Other long-term obligations	30	30
Deferred tax liabilities	139	168
Total Liabilities	924	1,121

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,359,211 and 122,578,331 for January 31, 2008 and October 31, 2007 respectively	492	493
Additional paid in capital	74	72
Retained earnings	856	842
Accumulated other comprehensive income	412	490
Total Shareholders’ Equity	1,834	1,897
Total Liabilities and Shareholders’ Equity	$2,758	$3,018
Incorporated under the Canada Business Corporation Act See accompanying notes

Consolidated Statements of Operations
[Unaudited]
	Three months ended January 31
[millions of US dollars except per share amounts]	2008	Restated See Note 2 2007
Revenues
Products	$151	$105
Services	145	136
Reimbursement revenues	26	23
Total revenues	322	264

Costs and expenses
Direct cost of products	(95)	(71)
Direct cost of services	(92)	(90)
Reimbursed expenses	(26)	(23)
Selling, general and administration	(64)	(54)
Research and development	(20)	(12)
Depreciation and amortization	(27)	(14)
Restructuring charges - net	-	(13)
Other income (expense) - net	(4)	4
Total costs and expenses	(328)	(273)

Operating loss from continuing operations	(6)	(9)

Interest expense	(6)	(6)
Interest income	6	4
Gain on settlement of interest rate swaps	2	-
Equity earnings	14	14
Income from continuing operations before income taxes	10	3

Income tax (expense) recovery
- current	(22)	(2)
- deferred	29	(1)
Income from continuing operations	17	-

Income from discontinued operations - net of income tax	-	16
Net income	$17	$16

Basic and diluted earnings per share - from continuing operations	$0.14	$-
- from discontinued operations	-	0.11
Basic and diluted earnings per share	$0.14	$0.11
See accompanying notes

Consolidated Statements of Comprehensive income
[UNAUDITED]

	Three months ended January 31
[millions of US dollars]	2008	Restated See Note 2 2007
Net income	$17	$16
Foreign currency translation	(74)	(13)
Unrealized loss on available-for-sale assets, net of tax	1	(3)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	(4)	-
Repurchase and cancellation of Common shares	(1)	-
Other comprehensive loss	(78)	(16)
Comprehensive loss	$(61)	$-
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months ended January 31
[millions of US dollars]	2008	Restated See Note 2 2007
Operating activities
Net income	$17	$16
Less: income from discontinued operations – net of tax	-	16
Income from continuing operations	17	-
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	30	28
Net changes in non-cash working capital balances relating to operations	(104)	(33)
Cash used in operating activities of continuing operations	(57)	(5)
Cash provided by operating activities of discontinued operations	-	16
	(57)	11
Investing activities
Purchase of property, plant and equipment	(13)	(9)
Proceeds on sale of property, plant and equipment	1	-
Proceeds on sale of short-term investments	101	126
Purchase of short-term investments	-	(22)
Proceeds on sale of long-term investments	3	11
Other	-	1
Cash provided by investing activities of continuing operations	92	107
Financing activities
Repayment of long-term debt	(80)	(6)
Increase in deferred revenue and other long-term obligations	1	1
Payment of cash dividends	-	(3)
Repurchase of shares	(5)	-
Issuance of shares	1	4
Cash used in financing activities of continuing operations	(83)	(4)
Cash used in financing activities of discontinued operations	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	(43)	(24)
Increase (decrease) in cash and cash equivalents during the period	(91)	88
Cash and cash equivalents, beginning of period	235	247
Cash and cash equivalents, end of period	$144	$335
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of US dollars, except where noted]

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with US generally accepted accounting principles (US GAAP) for interim financial reporting, which do not conform in all respects to the requirements of US GAAP for annual financial statements.  Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with US GAAP that are contained in the Company’s amended Annual Report for the fiscal year ended October 31, 2007, filed on January 29, 2008 with the US Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada.  These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements for the year ended October 31, 2007.   There have been no material changes to the Company’s significant accounting policies since October 31, 2007, except as described below under “Recently Adopted Accounting Pronouncements”.

These policies are consistent with accounting policies generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 19.

Use of Estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available.  If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s results of operations and financial position could be materially impacted.

2.	Changes Affecting Fiscal 2008 Consolidated Financial Statements
a.	Restatement of 2007 Interim Financial Statements

During the preparation of the 2007 annual financial statements, an error was identified in the US GAAP reconciliation provided as part of the fiscal 2007 interim financial statements with respect to certain stock-based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses for the period ended January 31, 2007 with a reduction of $2 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP financial statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 19).

b.	Recently adopted accounting pronouncements

On November 1, 2007, the Company adopted the provisions of the US Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.

As a result of the implementation an adjustment to the liability for unrecognized tax benefits was not required; accordingly no adjustment was made to opening retained earnings for the period.  At the beginning of 2008 the total amount of unrecognized tax benefits, including interest and penalties, was $29 million.  $21 million of these unrecognized tax benefits, if recognized, would favourably affect the effective income tax rate in the future. There were no significant changes to the liability for unrecognized tax benefits during the quarter.  The amount of unrecognized tax benefits at January 31, 2008, including interest and penalties, is $28 million.  The reduction in the unrecognized tax benefit liability during the quarter is attributable to the impact of foreign exchange rate fluctuations.

The Company accrues interest and penalties relating to unrecognized tax benefits in its provision for income taxes.  As of November 1, 2007, the balance of accrued interest and penalties was $4 million.   No significant changes were made to the penalty and interest accrual during the quarter.

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, we are no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 year and beyond remain open for examination.  Tax returns filed in the US generally are not subject to examination for years before 2003, while 2003 and subsequent US tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

3.	Recent US Accounting Pronouncements
a.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

b.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

c.
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions occurring after October 31, 2009.

d.
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 51”. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on its consolidated results of operations and financial condition.

4.	Acquisitions
a.	Acquisition of Molecular Devices Corporation

On March 20, 2007, MDS completed a tender offer which resulted in the Company acquiring all of the outstanding shares of Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing.

MD is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex and to strengthen the Company’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.  The operations for this acquisition are reported within the results of the Company’s MDS Analytical Technologies segment (which combines MD with the previous analytical instruments segment) in the consolidated financial statements from the date of acquisition.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $600 million, paid in cash from existing cash on hand.  Included in the consideration is $27 million cash cost to buy back outstanding in-the-money options of MD at the closing date of acquisition.  Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration were approximately $7 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary estimate of the fair values of the assets acquired and liabilities assumed, pending completion of a comprehensive valuation with mainly the valuation of brands to be finalized.  The purchase price and related allocations will be finalized in the second quarter of fiscal 2008.

b.	Other acquisition

In December 2007, MDS acquired 100% of the stock of a small company that is in the process of developing a complimentary product to our MDS Analytical Technologies product portfolio.  Consideration for the transaction was $2 million net of cash acquired, plus an additional $2 million in cash payments expected in 2008 which have been placed in escrow according to the agreement.   The additional $2 million payment included in prepaid expenses and other is contingent on the retention of certain key employees and the completed validation of the functionality and technical specification of prototypes of the product acquired.

The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price, additional information regarding liabilities assumed, and revisions of preliminary estimates of fair values made at the date of purchase.  In connection with the fair valuing of the assets acquired and liabilities assumed, MDS, assisted by a valuation consultant firm, performed assessments of intangible assets using customary valuation procedures and techniques.  A preliminary value of $1 million was assigned to in-process research and development which has been expensed accordingly.

c.	Pro forma information (unaudited)

The following unaudited pro forma information is provided for MDS assuming the acquisition of MDC occurred on November 1, 2006.

	Three months ending January 31
	2008	2007
Net revenues	$322	$315
Income from continuing operations, net of income taxes	17	(3)
Income from discontinued operations, net of income taxes	-	16
Net income	17	13
Earnings per share
Basic	$0.14	$0.09
Diluted	$0.14	$0.09

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the earliest period presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s short-term investments rates for the period prior to the acquisition date for the respective periods.

5.	Discontinued Operations and Assets Held for Sale

In November 2007, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines.  Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion’s external beam therapy and self-contained irradiator product lines for $15 million cash.  Best Medical International Inc. will acquire these two product lines, which have combined annualized revenues of approximately $32 million and approximately 150 employees.  The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. Once the Company made the decision, the Company followed the guidance of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” and recorded a loss on sale of this business in the amount of $4 million.  The related assets have been reclassified as assets held for sale as of the first quarter of 2008.

In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a C$1.325 billion transaction.  The sale of MDS Diagnostic Services closed in February 2007.  This strategic sale was designed to shift the Company’s business focus to the global life sciences market.

The results of discontinued MDS Diagnostic Services operations in the first quarter were as follows (no activity in 2008):
Three months ended January 31
2007
Net revenues	$75
Cost of revenues	(46)
Selling, general and administration	(8)
Operating income	21
Income taxes	(3)
Minority interest	(3)
Equity earnings	1
Income from discontinued operations	16
Basic EPS from discontinued operations	$0.11

Assets held for sale and liabilities related to assets held for sale comprised:

	As at January 31	As at October 31
	2008	2007
Assets held for sale
Accounts receivable, net	$4	$-
Inventories, net	19	-
Property, plant and equipment, net	4	-
Long-term investments and other	1	1
Goodwill	1	-
Total assets held for sale	$29	$1

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$11	$-
Deferred revenue	3	-
Total liabilities related to assets held for sale	$14	$-

6.	Inventories
	As at January 31	As at October 31
	2008	2007
Raw materials and supplies	$68	$83
Work-in process	27	34
Finished goods	27	26
	122	143
Allowance for excess and obsolete inventory	(14)	(15)
Inventory, net	$108	$128

7.	Long-Term Investments and Other
	As at January 31,	As at October 31,
	2008	2007
Financial instrument pledged as security on long-term debt	$44	$46
Long-term notes receivable	119	125
Equity investments	10	10
Equity investments in joint ventures	25	38
Available for sale investments	18	24
Deferred pension assets	40	39
Other long-term investments	9	4
Venture capital investments	2	4
Long-term investments and other	$267	$290

a.	Fair value

The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.  Included with available for sale investments is an investment in asset backed commercial paper (ABCP) of $15 million net of a $2 million provision.  MDS provided $2 million against the investment in 2007 to reflect the conditions in the ABCP market.  As there have been no significant developments with regard to this investment, MDS believes the current provision is adequate.

b.	Long-term notes receivable

In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE reactor project, a long-term note receivable for $38 million was received by the Company.  This non-interest bearing note receivable is repayable over four years commencing in 2008.  The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The note receivable will be accreted up to its face amount of C$53 million over a period of four years.  Long-term notes receivable also include amounts due related to the sale of MDS Diagnostic Services.

c.	Equity investments
	As at January 31	As at October 31
	2008	2007
Lumira Capital Corp	10	10
MDS Sciex joint ventures	25	38
Equity investments	$35	$48

The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp. (Lumira - formerly MDS Capital Corp.).  Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability.  The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises.  These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.  In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of
$6 million in other expense.

8.	Restructuring Charges

An analysis of the activity in the provision through January 31, 2008 is as follows:
	Cumulative Restructuring Charge	Cumulative drawdowns		Provision Balance at January 31, 2008
		Cash	Non-cash
2005:
Workforce reductions	$34	$(33)	$(1)	$-
Equipment and other asset write-downs	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(35)	$(16)	$-
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$17	$(15)	$-	$2
Equipment and other asset write-downs	2	-	-	2
Contract cancellation charges	5	(5)	-	-
Other	13	(9)	(2)	2
	$37	$(29)	$(2)	$6
				$6

In the first quarter of 2008 cash drawdowns were $7 million and non-cash drawdowns were $1 million.  The remaining balance primarily relates to the MDS Pharma Services segment.

9.	Earnings Per Share
a)	Dilution

	Three months ended January 31
[number of shares in millions]	2008	2007
Weighted average number of Common shares outstanding – basic	123	145
Impact of shares repurchased during the period	-	-
Impact of stock options assumed exercised	-	-
Weighted average number of Common shares outstanding – diluted	123	145

b)	Pro forma Impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.
For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31
	2008	Restated See Note 2 2007
Net income	$17	$16
Compensation expense for options granted prior to November 1, 2003	-	-
Net income – pro forma	$17	$16

Pro forma basic earnings per share	$0.14	$0.11
Pro forma diluted earnings per share	$0.14	$0.11

10.	Share Capital

At January 31, 2008, the authorized share capital of the Company consists of unlimited Common shares.  The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

The following table summarizes information on share capital and stock options and related matters as at January 31, 2008:

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2007	122,578	$493
Issued during the period	33	-
Repurchased during the period	(252)	(1)
Balance as at January 31, 2008	122,359	$492

During the quarter, the Company repurchased and cancelled 252,400 Common shares under a normal course issuer bid for a cost of $4.5 million.  Of the total cost, $1 million was charged to share capital, $0.5 million was charged to other comprehensive income and $3 million was charged to retained earnings.

11.	Stock-based Compensation

C$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	5,555	$19.66
Activity during the period:
Granted	9	19.58
Exercised	(33)	15.77
Cancelled or forfeited	(56)	21.55
Balance as at January 31, 2008	5,475	$19.67

US$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	-	$-
Activity during the period:
Granted	2	18.78
Exercised	-	-
Cancelled or forfeited	-	-
Balance as at January 31, 2008	2	$18.78

During the quarter, the Company granted 9,000 C$ options and 2,000 US$ options (2007 – 59,000 and nil) at an average exercise price of C$19.58 and US$ 18.78 respectively (2007 – C$20.71 and US$ nil).  These options have a fair value determined using the Black-Scholes model of C$4.87 and US$4.67 per share respectively (2007 – C$4.40 and US$ nil) based on the following:

C$ options	2008	2007
Risk-free interest rate	4.0%	4.0%
Expected dividend yield	0.0%	0.0%
Expected volatility	0.21	0.22
Expected time to exercise (years)	4.40	3.25

US$ options	2008	2007
Risk-free interest rate	3.0%	-%
Expected dividend yield	0.0%	-%
Expected volatility	0.22	-
Expected time to exercise (years)	4.40	-

The stock compensation expense for the three months ended January 31, 2008 was $1 million (2007 - $1 million).

Incentive Plans

The Company has been utilizing mid-term incentive plans (MTIP) since 2005. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During 2006, the price hurdle was met and 50% of the issued units vested.  A payment of $3 million was made related to these vested units in November 2007.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the number of PSUs granted will be determined based on achieving a target rate for 2010 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur not later than 60 days following the vesting date.

The Company records the cost of its mid-term incentive compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the plans:

Liability	As at January 31, 2008	As at October 31, 2007
2006 Plan	$3	$11
2007 Plan	1	3
2008 Plan	1	-
Total	$5	$14

Three months ended January 31
(Income)Expense	2008	2007
2006 Plan	$(5)	$(1)
2007 Plan	(2)	-
2008 Plan	1	-
Total	$(6)	$(1)

12.	Accumulated Other Comprehensive Income
	As at January 31,2008	As at October 31,2007
Accumulated other comprehensive income, net of income taxes, beginning of period	$490	$366
Foreign currency translation	(74)	112
Unrealized gain on available-for-sale assets, net of tax	1	-
Unrealized (loss) gain on derivatives designated as cash flow hedges, net of tax	(4)	1
Adoption of FAS 158	-	11
Repurchase and cancellation of Common shares	(1)	-
Accumulated other comprehensive income, net of income taxes, end of period	$412	$490

13.	Other Income (Expense) - Net
	Three months ended January 31
	2008	2007
Loss on sale of business	$(4)	$-
Gain on sale of investment	2	2
Foreign exchange gain	4	3
Loss on embedded derivatives	(4)	-
Other	(2)	(1)
Other income (expense) - net	$(4)	$4

14.	Employee Benefit Plan

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The following table represents the net periodic benefit cost of defined benefit pension plans.  The cost of other post-employment benefit plans was nil in the first quarter of 2008 and 2007.

	Three months ended January 31
	2008	2007
Service cost	$1	$1
Interest cost	3	2
Expected return on plan assets	(4)	(3)
Net periodic benefit cost (credit)	$-	$-

15.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months ended January 31
	2008	2007
Depreciation and amortization	$27	$14
Stock option compensation	1	1
Deferred revenue	(1)	(2)
Deferred income taxes	(12)	16
Loss on sale of business	4	-
Gain on investment	(2)	(2)
Mark-to-market on derivatives	4	-
Dividend from joint ventures, net of equity earnings	12	-
Other	(3)	1
	$30	$28

Changes in non-cash working capital balances relating to operations include:

	Three months ended January 31
	2008	2007
Accounts receivable	$7	$13
Unbilled revenue	(6)	(16)
Inventories	1	(4)
Prepaid expenses and other	(12)	(24)
Accounts payable and deferred revenue	(67)	(14)
Income taxes	(27)	12
	$(104)	$(33)

16.	Segment Information

In accordance with SFAS No 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company operates within three business segments – pharmaceutical services, isotopes and analytical technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

					Three months to January 31, 2008
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$59	$92	$-	$151
Service revenues		120	1	24	-	145
Reimbursement revenues		26	-	-	-	26
Total revenues		146	60	116	-	322
Direct product cost		-	(34)	(61)	-	(95)
Direct service costs		(88)	-	(4)	-	(92)
Reimbursed expenses		(26)	-	-	-	(26)
Selling, general and administration		(29)	(11)	(19)	(5)	(64)
Research and development		-	-	(20)	-	(20)
Depreciation and amortization		(9)	(3)	(15)	-	(27)
Other income (expense) – net		5	(8)	(2)	1	(4)
Equity earnings		-	-	14	-	14
Segment earnings (loss)		$(1)	$4	$9	$(4)	$8
Total assets		$805	$723	$854	$347	$2,729
Capital expenditures		$6	$3	$2	$2	$13

Total assets for 2008 and 2007 exclude assets held for sale.

					Three months to January 31, 2007
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$67	$38	$-	$105
Service revenues		121	0	15	-	136
Reimbursement revenues		23	-	-	-	23
Total revenues		144	67	53	-	264
Direct product cost		-	(34)	(37)	-	(71)
Direct service costs		(89)	(1)	-	-	(90)
Reimbursed expenses		(23)	-	-	-	(23)
Selling, general and administration		(33)	(11)	(6)	(4)	(54)
Research and development		-	(1)	(11)	-	(12)
Depreciation and amortization		(8)	(3)	(3)	-	(14)
Restructuring charges – net		(8)	-	-	(5)	(13)
Other income (expense) – net		2	-	(1)	3	4
Equity earnings		-	-	14	-	14
Segment earnings (loss)		$(15)	$17	$9	$(6)	$5
Total assets		$846	$604	$125	$491	$2,066
Capital expenditures		$2	$1	$3	$3	$9

In segment reporting, equity earnings are included in the determination of segment earnings (loss). Excluding equity earnings of $14 million results in an operating loss of $6 million in the first quarter of 2008 and a $9 million loss in 2007.   Segment earnings (loss) is the same as operating income (loss) except for the MDS Analytical Technologies segment.

17.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at January 31		As at October 31
		2008		2007
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$1	$1	$7	$7
Currency forward and option	- liabilities	$(1)	$(1)	$(12)	$(12)
Interest rate swap and option contracts		$-	$-	$(1)	$(1)

As of January 31, 2008, the Company had outstanding foreign exchange contracts in place to sell $36 million at a weighted average exchange rate of C$1.0225 maturing over the next 12 months. In the first quarter of 2008, the Company recorded a $2 million gain on the settlement of interest rate swaps.

In addition to the above derivatives, isotope supply agreements totaling $120 million include terms that result in the creation of an embedded currency derivative under SFAS 133 – “Accounting for Derivative Instruments and Hedging Activities”. Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at January 31, 2008.  The supply contract is denominated in US dollars and due to currency movements between the US and Canadian dollar we have recorded an unrealized, mark-to-market loss of $4 million on the contract in 2008.  There was no significant mark-to-market adjustment required for the first quarter of 2007.

18.	Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below.  Significant reconciling items include an $11 million net reduction in deferred tax liabilities due to the enactment during the quarter of reductions in Canadian federal income tax rates.
	Three months ended January 31
	2008	Restated See note 2 2007
Expected income tax expense at MDS’s 33% (2007 – 35%) statutory rate	$3	$1
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(1)	(2)
Impact of tax rate changes on deferred tax balances	(11)	-
Foreign losses that have not been recognized, net	1	4
Other	1	-
Reported income tax expense (recovery)	$(7)	$3

19.	Differences Between US and Canadian Generally Accepted Accounting Principles

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

e)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges according to US GAAP and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income (AOCI) be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

g)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. FAS 158 required the Company to fully recognize the funded status of its benefit plans.  Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability.  Previously unrecognized net losses and unrecognized plan changes are recognized as a component of AOCI.  Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

h)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

As mentioned in Note 2, in the fourth quarter 2007 during the preparation of our 2007 annual financial statements under US GAAP an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans.  The Company has corrected this error of $2 million in these consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at January 31 [millions of US dollars]	2008 Canadian GAAP	Reconciling Adjustments	Reference	2008 US GAAP
Assets
Current assets
Cash and cash equivalents	$150	$(6)	a	$144
Accounts receivable, net	273	2	a,d	275
Unbilled revenue	105	-		105
Inventories, net	114	(6)	a	108
Income taxes recoverable	54	-		54
Current portion of deferred tax assets	54	-		54
Prepaid expenses and other	30	2		32
Assets held for sale	29	-		29
Total current assets	809	(8)		801

Property, plant and equipment, net	367	(3)	a	364
Deferred tax asset	3	-		3
Long-term investments and other	275	(8)	a,b,g	267
Goodwill	797	(23)		774
Intangible assets, net	566	(17)	a	549
Total assets	$2,817	$(59)		$2,758

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$313	$(13)	a,d,h	$300
Deferred revenue	75	-		75
Income taxes payable	30	-		30
Current portion of long-term debt	20	-		20
Current portion of deferred tax liabilities	20	-		20
Liabilities related to assets held for sale	14	-		14
Total current liabilities	472	(13)		459

Long-term debt	281	-		281
Deferred revenue	16	(1)		15
Other long-term obligations	30	-		30
Deferred tax liabilities	152	(13)	f,h	139
Total liabilities	951	(27)		924

Shareholders’ equity
Share capital	502	(10)	h	492
Additional paid in capital	-	74	h	74
Retained earnings	963	(107)	b,d,g,h	856
Accumulated other comprehensive income	401	11	a,f,g	412
Total shareholders’ equity	1,866	(32)		1,834
Total liabilities and shareholders’ equity	$2,817	$(59)		$2,758

CONSOLIDATAED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	Reference	2007 US GAAP
Assets
Current assets
Cash and cash equivalents	$259	$(24)	a	$235
Short-term investments	91	11		102
Accounts receivable	284	3	a,d	287
Unbilled revenue	99	-		99
Inventories, net	134	(6)	a	128
Income taxes recoverable	54	-		54
Current portion of deferred tax assets	45	-		45
Prepaid expenses and other	21	1		22
Assets held for sale	1	-		1
Total current assets	988	(15)		973

Property, plant and equipment, net	390	(4)	a	386
Deferred tax assets	4	-		4
Long-term investments and other	284	6	a,b,g	290
Goodwill	797	(15)		782
Intangible assets, net	601	(18)	a	583
Total assets	$3,064	$(46)		$3,018

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$391	$(7)	a,h	$384
Deferred revenue	71	-		71
Income taxes payable	57	-		57
Current portion of long-term debt	94	-		94
Current portion of deferred tax liabilities	10	-		10
Total current liabilities	623	(7)		616

Long-term debt	290	-		290
Deferred revenue	16	1		17
Other long-term obligations	29	1		30
Deferred tax liabilities	182	(14)	f,h	168
Minority interest	1	(1)		-
Total liabilities	1,141	(20)		1,121

Shareholders’ equity
Share capital	502	(9)	h	493
Additional paid in capital	n/a	72	h	72
Retained earnings	945	(103)	b,d,g,h	842
Accumulated other comprehensive income	476	14	a,f,g	490
Total shareholders’ equity	1,923	(26)		1,897
Total liabilities and shareholders’ Equity	$3,064	$(46)		$3,018

CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended January 31, 2008
[millions of US dollars except per share amounts]	Canadian GAAP	Reconciling Items	Reference	US GAAP
Revenues
Products and services	$304	$(8)	a	$296
Reimbursement revenues	26	-		26
Total revenues	330	(8)		322

Costs and expenses
Cost of revenues	(187)	-	a,c	(187)
Reimbursed expenses	(26)	-		(26)
Selling, general and administration	(58)	(6)	a,e,h	(64)
Research and development	(9)	(11)	a,b,c	(20)
Depreciation and amortization	(30)	3	a	(27)
Restructuring charges - net	-	-		-
Other expense - net	(3)	(1)	b,d	(4)
Total costs and expenses	(313)	(15)		(328)

Operating income (loss) from continuing operations	17	(23)		(6)

Interest expense	(6)	-		(6)
Interest income	6	-		6
Gain on interest rate swaps	-	2		2
Equity earnings	-	14	a	14
Income from continuing operations before income taxes	17	(7)		10

Income tax (expense) recovery
- current	(24)	2		(22)
- deferred	28	1		29
Income (loss) from continuing operations	21	(4)		17

Income from discontinued operations - net of income tax	-	-		-
Net income	$21	$(4)		$17

Basic earnings (loss) per share - from continuing operations	$0.17	$0.03		$0.14
- from discontinued operations	-	-		-
Basic earnings (loss) per share	$0.17	$0.03		$0.14

Diluted earnings (loss) per share - from continuing operations	$0.17	$0.03		$0.14
- from discontinued operations	-	-		-
Diluted earnings(loss) per share	$0.17	$0.03		$0.14

CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended January 31, 2007
[millions of US dollars except per share amounts]	Canadian GAAP	Reconciling Items	Reference	Restated US GAAP
Revenues
Products and services	$250	$(9)	a	$241
Reimbursement revenues	23	-		23
Total revenues	273	(9)		264

Costs and expenses
Cost of revenues	(160)	(1)	a,c	(161)
Reimbursed expenses	(23)	-		(23)
Selling, general and administration	(53)	(1)	a,e,h	(54)
Research and development	(5)	(7)	a,b,c	(12)
Depreciation and amortization	(17)	3	a,b	(14)
Restructuring charges - net	(13)	-		(13)
Other expense - net	1	3	b,d	4
Total costs and expenses	(270)	(3)		(273)

Operating income (loss) from continuing operations	3	(12)		(9)

Interest expense	(6)	-		(6)
Interest income	4	-		4
Equity earnings	-	14	a	14
Income from continuing operations before income taxes	1	2		3

Income tax expense
- current	(3)	1		(2)
- deferred	-	(1)		(1)
Income (loss) from continuing operations	(2)	2		-

Income from discontinued operations - net of income tax	16	-		16
Net income	$14	$2		$16

Basic earnings (loss) per share - from continuing operations	$(0.02)	0.02		$-
- from discontinued operations	0.12	(0.01)		0.11
Basic earnings (loss) per share	$0.10	$0.01		$0.11

Diluted earnings (loss) per share - from continuing operations	$(0.02)	$0.02		$-
- from discontinued operations	0.12	(0.01)		0.11
Diluted earnings(loss) per share	$0.10	$0.01		$0.11

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended January 31, 2008
[millions of US dollars]	Canadian GAAP	Reconciling Items	US GAAP
Operating activities
Net income	$21	$(4)	$17
Less: Income from discontinued operations – net of tax	-	-	-
Income from continuing operations	21	(4)	17
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	(22)	52	30
Net changes in non-cash working capital balances relating to operations	(97)	(7)	(104)
Cash used in operating activities of continuing operations	(98)	41	(57)
Cash provided by operating activities of discontinued operations	-	-	-
	(98)	41	(57)
Investing activities
Decrease in deferred development charges	(5)	5	-
Purchase of property, plant and equipment	(13)	-	(13)
Proceeds on sale of property, plant and equipment	1	-	1
Proceeds on sale of short-term investments	101	-	101
Proceeds on sale of long-term investments	3	-	3
Other	(1)	1	-
Cash provided by in investing activities of continuing operations	86	6	92
Financing activities
Repayment of long-term debt	(80)	-	(80)
Increase in deferred revenue and other long-term obligations	1		1
Repurchase of shares	(5)	-	(5)
Issuance of shares	1	-	1
Cash used in financing activities of continuing operations	(83)	-	(83)
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(40)	(43)
Decrease in cash and cash equivalents during the period	(98)	7	(91)
Cash and cash equivalents, beginning of period	248	(13)	235
Cash and cash equivalents, end of period	$150	$(6)	$144

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended January 31, 2007
[millions of US dollars]	Canadian GAAP	Reconciling Items	Restated US GAAP
Operating activities
Net income	$14	$2	$16
Less: Income from discontinued operations – net of tax	16	-	16
Loss from continuing operations	(2)	2	-
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	13	15	28
Net changes in non-cash working capital balances relating to operations	(28)	(5)	(33)
Cash used in operating activities of continuing operations	(17)	12	(5)
Cash provided by operating activities of discontinued operations	16	-	16
	(1)	12	11
Investing activities
Decrease in deferred development charges	(2)	2	-
Purchase of property, plant and equipment	(8)	(1)	(9)
Proceeds on sale of short-term investments	126	-	126
Purchase of short-term investments	(22)	-	(22)
Proceeds on sale of long-term investments	11	-	11
Other	1	-	1
Cash provided by investing activities of continuing operations	106	1	107
Financing activities
Repayment of long-term debt	(6)	-	(6)
Decrease in deferred revenue and other long-term obligations	1	-	1
Payment of cash dividends	(3)	-	(3)
Issuance of shares	4	-	4
Cash used in financing activities of continuing operations	(4)	-	(4)
Cash used in financing activities of discontinued operations	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	(12)	(12)	(24)
Increase in cash and cash equivalents during the period	87	1	88
Cash and cash equivalents, beginning of period	253	(6)	247
Cash and cash equivalents, end of period	$340	$(5)	$335

	Three months ended January 31
	2008	2007
Net income (loss) from continuing operations in accordance with US GAAP	$17	$-
US GAAP adjustments:
Deferred development costs - net	4	-
Mid term incentive plan	(4)	(2)
Mark to market on embedded derivatives	4	-
Defined benefit pension plans	1	-
Reduction in income tax expense arising from GAAP adjustments	(1)	-
Net income (loss) from continuing operations in accordance with Canadian GAAP	21	(2)
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	-	16
Net income in accordance with Canadian GAAP	$21	$14

Basic and diluted earnings per share in accordance with Canadian GAAP
- from continuing operations	$0.17	$(0.02)
- from discontinued operations	-	0.12
	$0.17	$0.10

Recent Canadian Accounting Pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861, “Financial Instruments – Disclosure and Presentation”.

The Company has adopted Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective November 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

20.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP. Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.